As filed with the Securities and Exchange Commission on February 11, 1998
                                                       Registration No. 22-22299

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                -------------

                               AMENDMENT NO. 1


                                   FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                     UNDER THE TRUST INDENTURE ACT OF 1939

                                 -------------

                     FIRST MERCHANTS ACCEPTANCE CORPORATION
                              (Name of applicant)

            570 Lake Cook Road, Suite 126, Deerfield, Illinois 60015
                    (Address of principal executive offices)

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

           TITLE OF CLASS                                   AMOUNT
                Notes                                    $44,000,000

                  Approximate date of issuance:  March 4, 1998

                              William N. Plamondon
                     President and Chief Executive Officer
                     First Merchants Acceptance Corporation
                         570 Lake Cook Road, Suite 126
                           Deerfield, Illinois  60015
                    (Name and address of agent for service)

                                With copies to:

         Laura Davis Jones, Esq.                 Mitchell L. Hollins, Esq.
            Robert Brady, Esq.                    Robert E. Richards, Esq.
     Young Conaway Stargatt & Taylor           Sonnenschein Nath & Rosenthal
          11th & Market Streets                       8000 Sears Tower
        Wilmington, Delaware 19801                Chicago, Illinois 60606
              (302) 571-6600                           (312) 876-8000

                                -------------

         The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the "Act"), may determine upon the written request of the applicant.

================================================================================

                                    GENERAL


1.       GENERAL INFORMATION.  Furnish the following as to the applicant.

         (a)     Form of organization:

                 A Corporation.

         (b) State or other sovereign power under the laws of which organized:

                 Delaware.

2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933, as amended (the "Securities Act"), is not required.


         First Merchants Acceptance Corporation, a Delaware corporation ("FMAC"), and First Merchants Residential Credit Corporation, a Delaware corporation and wholly-owned subsidiary of FMAC ("FMRCC" and, together with FMAC, the "Debtors"), filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") on July 11, 1997 and September 9, 1997, respectively. On December 22, 1997, the Debtors filed a Joint Plan under Chapter 11 and related Joint Disclosure Statement in connection with the solicitation of ballots with respect to the Plan with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The Bankruptcy Court approved the adequacy of Debtors' Second Amended Joint Plan under Chapter 11 (the "Plan") and related Joint Disclosure Statement (the "Disclosure Statement"), each of which is attached hereto as an exhibit.


         Under the Plan, the remaining assets of the Debtors will vest in FMAC (the "Company" or "Applicant") on the Effective Date (as defined in the Plan). On the Effective Date, pursuant to the Plan, the Company will issue to certain of the Debtors' existing unsecured creditors $44,000,000 in aggregate principal amount of Notes (the "Notes") of the Company, to be issued under an Indenture (the "Indenture"), to be executed between FMAC and IBJ Schroder Bank & Trust Company (the "Trustee"). The Notes will bear interest at the applicable federal rate for medium term obligations as of the Effective Date (approximately 5.93% as of January 21, 1998). Ugly Duckling Corporation ("UDC"), a Delaware corporation and owner of 2.5% of the currently outstanding common stock, par value $.01 per share (the "Common Stock"), of the Company, will issue warrants to the Company for the benefit of Class 7A FMAC unsecured creditors and Class 8A FMAC stockholders which will be allocated among them as set forth in the Plan. The Company may, at its sole option, distribute the UDC warrants to such beneficiaries or, alternatively, hold such warrants and later sell or exercise them and distribute the proceeds or shares of UDC common stock received to the beneficiaries. The UDC warrants and the UDC common stock for which they may be exercised are being registered pursuant to the Securities Act. UDC is also registering additional UDC common stock which may be issued in the event UDC exercises its one-time option to issue such shares and to receive a portion of the Company's share of cash to be received under the Excess Collections Contribution Agreement (as defined in the Plan). Payments on the Notes shall be made in such coin or currency of the United States that is legal tender for public and private debts, in shares of UDC common stock in the event that UDC exercises the option described above, in UDC warrants or in shares of UDC common stock issuable upon exercise of the UDC warrants in accordance with the terms of the Indenture. Upon the Effective Date, the Common Stock will be cancelled and the Subclass 7A-1 and 7A-2 FMAC unsecured creditors will receive 43% and 57%, respectively, of the outstanding shares of new common stock, par value $.01 per share (the "New Common Stock"), of the Company.

         The issuance of the Notes will not be registered under the Securities Act pursuant to the exemption from the registration requirements of the Securities Act provided by Section 1145 of the Bankruptcy Code. Generally,
Section 1145 of the Bankruptcy Code exempts the offer or sale of securities under a Chapter 11 plan from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (i) the securities are issued by the debtor or its successor under a Chapter 11 plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Company believes that the issuance of the Notes under the Plan will satisfy such requirements of Section 1145 of the Bankruptcy Code and, therefore, such issuance is exempt from the registration requirements referred to above.

                                  AFFILIATIONS

3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

         The following is a list of all affiliates of the Company as of January 21, 1998:

                 First Merchants Residential Credit Corporation First Merchants Acceptance Corporation of Illinois First Merchants Acceptance Corporation of Nevada First Merchants Acceptance Corporation of New York First Merchants Auto Receivables Corporation
                 First Merchants Auto Receivables Corporation II First Merchants Capital Limited
                 First Merchants Credit Corporation

         Each of these affiliates is a subsidiary of the Company, 100% of the voting securities of which are owned directly by the Company.

         The following affiliates will continue to be subsidiaries of the Company, 100% of the voting securities of which will be owned directly by the Company, as of the Effective Date:

                 First Merchants Auto Receivables Corporation
                 First Merchants Auto Receivables Corporation II

                             MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

         As of January 21, 1998:

Name                              Address                           Office
----                              -------                           ------
William N. Plamondon      570 Lake Cook Road, Ste. 126      President and Chief Executive
                          Deerfield, Illinois 60015         Officer; Director

Howard Adamski            570 Lake Cook Road, Ste. 126      Vice President; Treasurer
                          Deerfield, Illinois 60015

John McEnery              570 Lake Cook Road, Ste. 126      Vice President-Human
                          Deerfield, Illinois  60015        Resources

Richard P. Vogelman       570 Lake Cook Road, Ste. 126      Vice President, Secretary and
                          Deerfield, Illinois 60015         General Counsel

John Gentry               570 Lake Cook Road, Ste. 126      Vice President-Operations
                          Deerfield, Illinois 60015

R. Lee Daniells           570 Lake Cook Road, St. 126       Vice President
                          Deerfield, Illinois 60015

Thomas A. Hiatt           Middlewest Ventures II, L.P.      Director
                          201 N. Illinois Street
                          Indianapolis, Indiana  46204

Marcy H. Shockey          Middlewest Ventures II, L.P.      Director
                          201 N. Illinois Street
                          Indianapolis, Indiana  46204

Solomon A. Weisgal        Solomon A. Weisgal, Ltd.          Director
                          120 S. Riverside Plaza, Ste. 1620
                          Chicago, Illinois 60606

Stowe W. Wyant            3935 Brinton Place                Director
                          Charlotte, North Carolina 28226


         As of the Effective Date:

Name                              Address                           Office
----                              -------                           ------
Richard P. Vogelman       570 Lake Cook Road, Ste. 126      President and Chief
                          Deerfield, Illinois 60015         Executive Officer

Howard Adamski            570 Lake Cook Road, Ste. 126      Secretary; Director
                          Deerfield, Illinois  60015

Eric Grubulich            45 River Drive South, Apt. 411    Director
                          Jersey City, New Jersey 07310

Buck Jones                c/o J.C. Bradford & Co.           Director
                          330 Commerce Street
                          Nashville, Tennessee  37201


5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

         As of January 21, 1998:

Name and Complete                        Title of Class                                 Percentage of Voting
  Mailing Address                            Owned              Amount Owned              Securities Owned
-------------------                      -------------          ------------             ------------------
Middlewest Ventures II, L.P.              Common Stock             878,533                     13.6%
201 North Illinois St.
Indianapolis, Indiana 46204

         As of the Effective Date:

         Under the Plan, the existing Common Stock will be cancelled and the Company's New Common Stock will be issued to the Subclass 7A-1 and 7A-2 FMAC unsecured creditors. The Company anticipates that there will be no persons owning 10 percent or more of the New Common Stock or other voting securities of the Company as of the Effective Date.

6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

         (a) During three years prior to the date of the filing of this Application, the following persons acted as underwriters of securities of the Company which are currently outstanding:

                 Common Stock (Initial Public Offering):

                          J.C. Bradford & Co.
                              330 Commerce Street
                              Nashville, TN  37201
                          Oppenheimer & Co., Inc.
                              Oppenheimer Tower, World Financial Center
                              New York, NY  10281

                 Common Stock (Secondary Offering):

                          J.C. Bradford & Co.
                              330 Commerce Street
                              Nashville, TN  37201
                          Montgomery Securities LLC
                              600 Montgomery Street
                              San Francisco, CA  94111
                          Salomon Brothers Inc
                              7 World Trade Center
                              New York, NY  10048

                 Subordinated Reset Notes Due 2005:

                          J.C. Bradford & Co.
                              330 Commerce Street
                              Nashville, TN  37201
                          Piper Jaffray Inc.
                              222 South 9th St.
                              Minneapolis, MN  55402

                 Subordinated Reset Notes Due 2006:

                          J.C. Bradford & Co.
                              330 Commerce Street
                              Nashville, TN  37201
                          Piper Jaffray Inc.
                              222 South 9th St.
                              Minneapolis, MN  55402
                          Stifel, Nicolaus & Company, Incorporated
                              500 North Broadway
                              St. Louis, MO  63102
                          Keefe, Bruyette & Woods, Inc.
                              Two World Trade Center
                              85th Floor
                              New York, NY  10048

         (b)  None.

                               CAPITAL SECURITIES

7. CAPITALIZATION. (a) Furnish the following information as to each authorized class of securities of the applicant.

     As of January 21, 1998:

                                                                    Amount                        Amount
Title of Class                                                    Authorized                    Outstanding
--------------                                                    ----------                    -----------
Common Stock, par value $.01                                      20,000,000 sh.                6,406,573 sh.
Non-Voting Common Stock, par value $.01                              300,000 sh.                        0 sh.
Preferred Stock, par value $100                                      500,000 sh.                        0 sh.
Subordinated Reset Notes Due 2005                                $14,375,000                  $14,375,000
Subordinated Reset Notes Due 2006                                $51,750,000                  $51,750,000

         As of the Effective Date:

                                                                    Amount                        Amount
Title of Class                                                    Authorized                    Outstanding
--------------                                                    ----------                    -----------
Common Stock, par value $.01                                     1,000,000 sh.                1,000,000 sh.

         (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

         Each outstanding share of the Company's existing Common Stock and New Common Stock has or will have, as applicable, one vote with respect to all matters subject to common stockholder vote. The Company's Non-Voting Common Stock does not entitle the holders thereof to voting rights. There is currently no Preferred Stock designated or issued. Holders of the Common Stock and New Common Stock do not, and will not, have cumulative voting rights or preemptive rights. On the Effective Date, the Company's existing Common Stock will be cancelled and holders thereof will be entitled to receive a percentage of UDC warrants or proceeds from the UDC warrants. Subclass 7A-1 and 7A-2 FMAC unsecured creditors will receive 43% and 57%, respectively, of the authorized and issued New Common Stock of the Company.

         Holders of the Subordinated Reset Notes due 2005 and the Subordinated Reset Notes due 2006 do not have any voting rights by reason of ownership of those securities.

                              INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. The Notes will be issued under the Indenture, a copy of which is included as Exhibit T3C hereto. Capitalized terms used in this Section 8 which are not otherwise defined below or elsewhere in the Application have the respective meanings assigned to them in the Indenture. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Indenture, which provisions are incorporated by reference as part of such analysis.

         (A) EVENTS OF DEFAULT. The following are Events of Default under the Indenture:

                 (1) Failure to make any payment of Principal of, or Interest upon, any Note for a period of five (5) days or more after the same shall become due and payable pursuant to and in accordance with the terms of the Notes and the Indenture; or

                 (2) The occurrence of any default in the performance, or any breach, of any covenant of the Company in the Indenture (other than a default covered by subsections (1) and (3) through (7) hereof), which continues for a period of not less than thirty (30) consecutive days after written notice of such occurrence is given to the Company by the Trustee or holders of not less than twenty-five percent (25%) in Principal amount of then Outstanding Notes; or

                 (3) The occurrence of any material default in the performance, or any material breach, of any covenant of the Company in the Plan, which continues for a period of not less than thirty (30) consecutive days after written notice of such occurrence is given to the Company by the Trustee or holders of not less than twenty-five percent (25%) in Principal amount of then Outstanding Notes; or

                 (4) The Company's Case is converted to a case under Chapter 7 of Title 11 of the United States Code; or

                 (5) The Company files a voluntary petition under Chapter 11 U.S.C. Section 301; provided, however, that the continuation of the Company's Case shall not be an Event of Default; or

                 (6) An order for relief is entered against the Company under 11 U.S.C. Section 303(h); or

                 (7) A court of competent jurisdiction enters a final non-appealable judgment, order or decree for payment of money against the Company that does not violate or conflict with the terms of the Plan and that results in a liability (after provision for any proceeds of any policy of insurance applicable to such liability) in excess of $400,000.

         If a Default occurs, the Trustee may, at its election and shall, upon the written direction of holders of not less than twenty-five percent (25%) of the aggregate Principal amount of the Outstanding Notes, by written notice to the Company, declare the unpaid Principal amount of all of the Notes and all accrued Interest thereon to be immediately due and payable in full, and such Principal and Interest shall thereupon become and be immediately due and payable in full; provided, however, that, notwithstanding the foregoing, holders of a majority in Principal amount of the Outstanding Notes may by written notice to the Company and to the Trustee consent to a waiver of such Default before any final judgment or decree for the payment of the monies due is obtained.

         If a Default occurs, the Trustee shall, within sixty (60) days after the occurrence of such Default, give all Noteholders notice by mail of all Defaults known to the Trustee, unless such Defaults shall have been cured or waived before the giving of such notice; provided however, that except in the case of Default in the payment of Payments on any of the Notes, the Trustee shall be protected in withholding such notice if and so long as the board of directors, board of trustees, executive committee, or a trust committee of directors, trustees or Responsible Officers, of the Trustee in good faith determines that the withholding of such notice is in the interests of the Noteholders. Upon the occurrence of a Default, the Trustee may commence a suit or suits in equity or an action or actions at law to protect and enforce its rights and the rights of holders of the Outstanding Notes, whether for the specific performance of any covenant or agreement contained in the Indenture or for the enforcement of any other legal or equitable remedy.

         (B)     AUTHENTICATION AND DELIVERY; APPLICATION OF PROCEEDS.

         The Notes will not be valid for any purpose unless there shall be endorsed thereon an authentication certificate executed by the Trustee. The signature of the authorized signatory of the Trustee on the authentication certificate will be conclusive evidence that the Note has been authenticated under the Indenture. The Trustee will authenticate Notes for original issue in aggregate Principal amount of $44,000,000, all to be issued only in full registered form without coupons under the Indenture. Whenever reference is made in the Indenture to the authentication and delivery of the Notes by the Trustee or the Trustee's certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an authenticating agent and a certificate of authentication executed on behalf of the Trustee by an authenticating agent.

         There will be no proceeds from the issuance of the Notes because the Notes will be issued under the Plan in exchange for the discharge of certain claims.

         (C) RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE.

         Not applicable.

         (D)     SATISFACTION AND DISCHARGE.

         The Indenture will cease to be of further effect when (A) either (1) all Notes theretofore authenticated and delivered (other than destroyed, lost or stolen Notes that have been replaced or paid and Notes for whose payment money was held in trust by the Company and thereafter discharged or repaid to the Company) have been delivered to the Trustee for cancellation; or (2) with respect to Notes that are not delivered to the Trustee for cancellation, the Company has deposited with the Trustee an amount sufficient to pay and discharge the entire amount of unpaid Payments payable with respect to such Notes; and (B) the Company has paid or caused to be paid all other sums payable by the Company under the Indenture; and (C) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that all conditions relating to the satisfaction and discharge of the Indenture have been complied with. In the event the Notes are discharged as aforesaid, the Company will be relieved of its obligations under the Indenture, with certain specified exceptions.

         (E)     EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS.

         The Company is required to deliver to the Trustee, within thirty (30) days after the end of each of its fiscal quarters, commencing June 30, 1998, an Officer's Certificate stating whether or not, after a review of the activities of the Company during such quarter under the supervision of the signing Officer with a view to determining whether the Company has kept, performed and fulfilled its obligations under the Indenture, the Company, to the best of such signing Officer's knowledge, based on the review, has fulfilled all of its obligations under the Indenture throughout the quarter, or, there has been a default in the fulfillment of any such obligation, specifying each such default known to such signing Officer and the nature and status thereof.

         The Company is also required to file with the Trustee within fifteen
(15) days after the Company files the same with the Securities and Exchange Commission (the "Commission"), copies of annual reports and information, documents and other reports, which the Company is required to file with the Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or, if the Company is not required to file information, documents, or reports pursuant to either of such sections, then the Company must file with the Trustee and the Commission supplementary and periodic information, documents, and reports which may be required to be filed with the Commission under Section 13 of the Exchange Act.

         The Company is also required to file with the Trustee and the Commission in accordance with the rules and regulations prescribed from time to time by the Commission any additional information, documents and reports with respect to compliance by the Company with the conditions and covenants provided in the Indenture as may be required by such rules and regulations including, in the case of annual reports, if required by the Commission, certificates or opinions of an independent public accountant as to compliance with any conditions or covenants subject to verification by accountants. Certificates or opinions of independent public accountants shall state that in making the examination necessary for certification of such information, documents and reports nothing has come to their attention that would lead them to believe that the Company has violated certain provisions of the Indenture or, if any such violation has occurred, specifying the nature and period of existence thereof.

         The Indenture provides that upon any request or application by the Company to the Trustee to take any action under a provision of the Indenture, the Company must furnish to the Trustee an Officers' Certificate stating that all conditions precedent, if any, to such action provided for in the Indenture relating to the proposed action have been complied with, and an Opinion of Counsel stating that in the opinion of such counsel all conditions precedent, if any, to such action provided in the Indenture have been complied with. Any such certificate or opinion must comply with the requirements of the Trust Indenture Act of 1939 and the Indenture.

9. OTHER OBLIGORS. Give the name and complete mailing address of any other person, other than the applicant, who is an obligor on the indenture securities.

         None.

CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

         (a)     Pages numbered 1 to 12, consecutively. (1)


         (b) The statement of eligibility and qualification of the trustee under the indenture to be qualified. (2)


         (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:


                          Exhibit T3A              Certificate of Incorporation
                                                   of the Company, dated
                                                   September 23, 1994. (3)



                          Exhibit T3B              Bylaws of the Company. (2)


                          Exhibit T3C              Form of Indenture to be
                                                   qualified for the Notes.

                          Exhibit T3D              Not applicable.


                          Exhibit T3E.1            Debtors' Joint Disclosure
                                                   Statement dated February 9,
                                                   1998, and exhibits thereto.
                                                   (4)



                          Exhibit T3E.2            Debtors' Second Amended Joint
                                                   Plan under Chapter 11 dated
                                                   February 9, 1998, and
                                                   exhibits thereto.



                          Exhibit T3E.3            Notices of Entry of Order
                                                   and Order Approving Debtors'
                                                   Amended Joint Disclosure
                                                   Statement and of Plan
                                                   Confirmation Hearing dated
                                                   January 21, 1998.

                          Exhibit T3F              See Exhibit T3C for cross
                                                   reference sheet showing the
                                                   location in the Indenture of
                                                   the provisions inserted
                                                   therein pursuant to Section
                                                   310 through 318(c),
                                                   inclusive, of the Act.

---------------------
         (1) Pursuant to Rule 309(a) of Regulation S-T, requirements as to sequential numbering shall not apply to this electronically formatted document.


         (2)     Filed with Form T-3 on January 28, 1998.



         (3) Incorporated by reference from Exhibit 3.1 to the Company's Registration Statement on Form S-1 (Reg. No. 33-81070) filed with the Securities and Exchange Commission.



         (4) Exhibit 5 to Debtors' Joint Disclosure Statement dated January 21, 1998 is incorporated by reference from Ugly Duckling Corporation's Registration Statement on Form S-1 (File No. 333-42973), as amended from time to time, filed with the Securities and Exchange Commission.



                                   SIGNATURE


         Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, First Merchants Acceptance Corporation, a corporation organized and existing under the laws of Delaware, has duly caused this Amendment to the Application for Qualification of Indenture on Form T-3 (Registration No. 22-22299) to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Deerfield and State of Illinois, on the 9th day of February, 1998.




                                      FIRST MERCHANTS ACCEPTANCE CORPORATION

                                           /s/William N. Plamondon
                                      ------------------------------------------
                                      By:  William N. Plamondon
                                      Its: President and Chief Executive Officer

Attest:     /s/Richard P. Vogelman
         ----------------------------------
           By:  Richard P. Vogelman
           Its: Vice President, Secretary
                  and General Counsel

                                EXHIBIT INDEX


                          Exhibit 3.1 Certificate of Incorporation of the Company, dated
                                                   September 23, 1994. (3)



                          Exhibit 3.2              Bylaws of the Company. (2)



                          Exhibit 4.1 Form of Indenture to be qualified for the Notes.



                          Exhibit 25 The statement of eligibility and qualification of the trustee under the indenture to be qualified. (2)



                          Exhibit 99.1 Debtors' Joint Disclosure Statement dated February 9,
                                                   1998, and exhibits thereto.
                                                   (4)



                          Exhibit 99.2 Debtors' Second Amended Joint Plan under Chapter 11 dated
                                                   February 9, 1998, and
                                                   exhibits thereto.



                          Exhibit 99.3 Notices of Entry of Order and Order Approving Debtors'
                                                   Amended Joint Disclosure
                                                   Statement and of Plan
                                                   Confirmation Hearing dated
                                                   January 21,1998.


                          Exhibit 99.4 See Exhibit 4.1 for cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section
                                                   310 through 318(c),
                                                   inclusive, of the Act.

---------------------
         (1) Pursuant to Rule 309(a) of Regulation S-T, requirements as to sequential numbering shall not apply to this electronically formatted document.

         (2)     Filed with Form T-3 on January 28, 1998.



         (3) Incorporated by reference from Exhibit 3.1 to the Company's Registration Statement on Form S-1 (Reg. No. 33-81070) filed with the Securities and Exchange Commission.



         (4) Exhibit 5 to Debtors' Joint Disclosure Statement dated January 21, 1998 is incorporated by reference from Ugly Duckling Corporation's Registration Statement on Form S-1 (File No. 333-42973), as amended from time to time, filed with the Securities and Exchange Commission.